Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

DELUXE CORPORATION

AND

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

DATED AS OF AUGUST 6, 2025

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (the “Agreement”) dated as of August 6, 2025, is entered by and between Deluxe Corporation, a Minnesota corporation (“Buyer” and a “Party”), and JPMorgan Chase Bank, National Association, a national bank (“Seller” and a “Party,” and together with Buyer, the “Parties”).
WHEREAS, Seller is the owner of the Purchased Assets (as defined herein); and
WHEREAS, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, the Purchased Assets, in accordance with the terms of this Agreement.
NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
Section 1.Purchase and Sale of Assets.
(a)Purchased Assets. Upon the terms and conditions set forth in this Agreement (with respect to (i) and (ii) below, effective as of the Closing; and with respect to (iii) and (iv) below, effective upon the assignment of each applicable Transferred Business Contract), Seller shall sell, convey, transfer, assign, and deliver to Buyer, and Buyer shall purchase, acquire, and accept from Seller, free and clear of any Encumbrances (other than Permitted Encumbrances), all of Seller’s:
(i)Intellectual Property Rights that exclusively relate to the Software referenced on Appendix A-1 (the “CM IPR”);
(ii)Intellectual Property Rights to use the Mark “CHECKMATCH” in connection with the Application and all goodwill connected with the use thereof and symbolized thereby (the “Brand IPR”);
(iii)rights as “Service Provider” under all customer Contracts set forth on Appendix B that are not terminated by the applicable customer prior to the expiration of the thirty (30) calendar day notice period for assignments provided for in the Rulebook (which rights, for clarity, shall not include any Intellectual Property Rights of Seller or any of its Affiliates except as otherwise expressly provided in Sections 1(a)(i)–(ii) hereof) (the “Transferred Business Contracts”); and
(iv)a copy of a full and complete list of names, addresses, and contact information for all CM Service customers under the Transferred Business Contracts as maintained for the Business, and a copy of any relevant billing information required for the ongoing billing of accounts during and after the contemplated migration to Buyer-owned platforms or solutions (collectively, the “Customer Data” and, together with the foregoing CM IPR, the Brand IPR, and the Transferred Business Contracts, the “Purchased Assets”).
(b)Excluded Assets. Except as otherwise expressly provided in this Agreement, Seller shall retain all of its existing right, title, and interest in and to all assets, rights, and properties that are not expressly identified for inclusion in the Purchased Assets in accordance with Section 1(a), including any Retained Rights (the “Excluded Assets”) and such Excluded Assets shall be excluded from the sale, conveyance, assignment, transfer, or delivery to the Buyer under this Agreement.

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(c)Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement (with respect to (i) and (ii) below, effective as of the Closing; and with respect to (iii) below, effective upon the assignment of each applicable Transferred Business Contract), Buyer shall assume and shall pay, discharge, and perform, when due (collectively and inclusively, the “Assumed Liabilities”):
(i)all liabilities and obligations (direct or indirect, known or unknown, absolute or contingent) to the extent arising out of or relating to Buyer’s ownership, use, and operation of the Purchased Assets from and after the Closing, including, for the avoidance of doubt, all Purchased Asset Taxes to the extent not attributable to any Pre-Closing Tax Period;
(ii)all Transfer Taxes that Buyer is responsible for pursuant to Section 13(d); and
(iii)all liabilities and obligations (direct or indirect, known or unknown, absolute or contingent) as “Service Provider” under the Transferred Business Contracts, other than those liabilities to the extent arising from or relating to any breach of such Transferred Business Contracts by Seller prior to the Closing.
(d)Excluded Liabilities. Notwithstanding anything contained in this Agreement to the contrary, Buyer shall not assume, or cause to be assumed, or be deemed to have assumed, or be liable, or responsible for any liabilities other than those expressly set forth in Section 1(c) and defined as an Assumed Liability, including all liabilities to the extent arising from or relating to any Excluded Assets (collectively, the “Excluded Liabilities”). For the avoidance of doubt, Excluded Liabilities will include all liabilities for (i) Taxes of Seller (or any Affiliate of Seller) or relating to any Pre-Closing Tax Period (excluding such Purchased Asset Taxes effectively borne by Seller as a result of any payments made by Seller to Buyer in respect of Purchased Asset Taxes pursuant to the last sentence of Section 13(b)); or (ii) other Taxes of Seller (or any Affiliate of Seller) that become a liability of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract (other than pursuant to the Transferred Business Contracts).
Section 2.Purchase Price. Upon the terms set forth in this Agreement, Buyer shall pay, or cause to be paid, to Seller an aggregate Purchase Price equal to (i) at the Closing, the Closing Payment, plus (ii) on the Deferred Payment Date, the Deferred Payment, in each case to an account specified in wire instructions provided by Seller in writing to Buyer no later than the second Business Day prior to the Closing Date, by wire transfer in immediately available funds. For the avoidance of doubt, any and all payments under this Agreement will be made in U.S. dollars. Buyer shall unconditionally be obligated to pay the Deferred Payment in full by the Deferred Payment Date, without any right of set-off or deduction for any amounts owed or claimed to be owed by Seller. Buyer hereby irrevocably waives all defenses against any claim by Seller for any portion of the Deferred Payment that is not paid to Seller by the Deferred Payment Date.
Section 3.Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall be effected through the exchange of electronically transmitted executed documents at 9:00 a.m., Eastern Time, on the date of this Agreement (the “Closing Date”).

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Section 4.Deliveries.
(a)Deliveries by Seller.
(i)At or prior to the Closing, Seller shall deliver or cause to be delivered to Buyer:
A. IP Assignment. A counterpart to the agreement effecting the assignment of the CM IPR and the Brand IPR to be entered into as of the date hereof by and between Buyer and Seller (the “IP Assignment”), duly executed by Seller.
B. Assignment Instrument and Notices. (A) A counterpart to the assignments of contract effecting the assignment of the Transferred Business Contracts, to be entered into as of the date hereof by and between Buyer and Seller (the “Contract Assignments”), duly executed by Seller, and (B) a copy of a notice of assignment that will be delivered, no later than five (5) Business Days after Closing, to the counterparty to each Transferred Business Contract in accordance with the Rulebook.
C. IRS Form. A duly completed and executed IRS Form W-9 from Seller (or if Seller is treated as an entity disregarded as separate from its regarded tax owner for U.S. federal income tax purposes, then the Person that is treated as its regarded tax owner for such purposes).

D. Transition Services Agreement. A counterpart to the Transition Services Agreement, duly executed by Seller.
(ii)Promptly (and in any event no later than ten (10) Business Days) after the Closing, Seller shall deliver or cause to be delivered to Buyer a copy of each of (A) the source code for the current production version of the Software for the Application, (B) the current configuration files for Third-Party Software used by or in connection with the Application (solely to the extent such configuration files are listed on Appendix A) (the “Configuration Files”), and (C) the source code (but, for clarity, not configuration files for Third-Party Software) for all past production versions of the Software for the Application that were released as of or after December 31, 2023, in each case of (A) through (C), to be delivered by electronic transfer in a manner reasonably acceptable to the Parties.
(iii)Upon the assignment of the Transferred Business Contracts, in accordance with the Rulebook, Seller shall deliver or cause to be delivered to Buyer:
A. Transferred Business Contracts. A copy of each Transferred Business Contract.
B. Customer Data Transfer. A copy of the Customer Data to be delivered by electronic transfer in a manner reasonably acceptable to the Parties.
(b)Deliveries by Buyer. At or prior to the Closing, Buyer shall deliver or cause to be delivered to Seller:
(i)IP Assignment. A counterpart to the IP Assignment, duly executed by Buyer.

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(ii)Assignment Instrument. A counterpart to the one or more Contract Assignments, duly executed by Buyer, effecting the assignment of the Transferred Business Contracts.
(iii)Transition Services Agreement. A counterpart to the Transition Services Agreement, duly executed by Buyer.
Section 5.Intellectual Property Matters.
(a)Seller hereby grants to Buyer, effective from and after the Closing Date, a non-exclusive, fully paid-up, royalty-free, perpetual, irrevocable, non-transferable (except in connection with any license or transfer of the CM IPR and, in such event, solely for purposes of operating and maintaining the CM Service), non-sublicensable (except in connection with any license or transfer of the CM IPR and, in such event, solely for purposes of operating and maintaining the CM Service), worldwide license under any and all Intellectual Property Rights (other than Marks) owned by Seller, to the extent that they cover or apply to the Application, (including, without limitation, the Seller-Retained Licensed Software and Configuration Files) (collectively, the “Licensed IPR”), solely for purposes of using the Application (and derivatives thereof) in connection with the Licensed Lines of Business. For clarity, the foregoing license includes the right to modify, update, upgrade, and improve the Licensed IPR and otherwise create and own derivate works of the Licensed IPR (each, a “Derivative”), and to use the Licensed IPR and Derivatives for the foregoing purpose. To the extent the Licensed IPR is embodied in Software, the foregoing license shall cover the associated (i) human readable source code; (ii) all programing documentation, including all relevant commentary, including explanation, flow charts, algorithm and subroutine descriptions, memory and overlap maps, and other documentation, and (iii) the use of any compiler or other tools to convert the source code to object code. Buyer hereby covenants, from and after the date of this Agreement (including after the Closing Date), not to use the names “ONYX”, “KINEXYS”, “LIINK” (or any Marks confusingly similar to either) or any other Marks of Seller or its Affiliates in connection with the sale, distribution, operation, marketing, or advertising of any products or services that use or are based on, derived from, or similar to the Application, in whole or in part.
(b)Buyer hereby grants to Seller, effective from and after the Closing Date, a non-exclusive, fully paid-up, royalty-free, worldwide, perpetual (solely with respect to subpart (ii) below), sublicensable, and transferable license to use the CM IPR and the Brand IPR solely for purposes of (i) performing Seller’s obligations or exercising Seller’s rights under this Agreement or under the Transition Services Agreement, and (ii) Seller’s and its Affiliates’ internal compliance and administration functions, including recordkeeping, supporting internal and external audits, regulatory compliance, evaluating and enforcing its or their legal rights, and fulfilling its or their legal obligations under the Transferred Business Contracts and applicable Laws. Seller hereby covenants not to use the CM IPR and Brand IPR after the Closing for any other purpose. The foregoing license is irrevocable except that the license rights contemplated under subpart (i) may be revoked with respect to fulfilling certain obligations or exercising certain rights of Seller solely to the extent such obligations or rights terminate or expire pursuant to the Agreement or Transition Services Agreement (as applicable). Nothing in this Agreement limits Seller’s right to maintain backups and redundancy of the CM IPR in accordance with its standard business continuity and disaster recovery procedures.
(c)For the avoidance of doubt, Buyer’s acquisition of the Software referenced in Appendix A-1 shall include any and all prior uses defenses against an allegation of patent infringement, and Seller shall provide Buyer with all reasonable assistance in providing Seller’s prior use in the event that Buyer is sued for patent infringement for its use of the Software referenced in Appendix A-1. Buyer shall reimburse Seller for all of Seller’s reasonable and documented costs incurred for providing such assistance.

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Section 6.Withholding. Buyer and any other applicable withholding agent shall make all payments due from Buyer under this Agreement without deduction or withholding for any Taxes, except as required by applicable Law. If Buyer reasonably believes that applicable Law requires any such deduction or withholding, then Buyer shall give prompt written notice thereof to Seller reasonably in advance of and, to the extent known at the time, at least five (5) days prior to the Closing Date (and such notice shall include the legal authority and the calculation method for the expected deduction or withholding), and shall cooperate in good faith with Seller to minimize the amount of any deduction or withholding (or obtaining a refund of any such deduction or withholding), including obtaining and providing, and, if required, filing with the relevant Governmental Body, any applicable documentation. To the extent that amounts are validly deducted or withheld and timely paid to the appropriate Governmental Body in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deductions and withholding was made.
Section 7.Representations and Warranties of Seller. Except as disclosed in the Disclosure Letter, Seller represents and warrants to Buyer as follows:
(a)Organization, Good Standing and Qualification. Seller is a national bank, duly organized, validly existing, and in good standing under the Laws of the United States, and has all requisite national bank power and authority to carry on the Business as now conducted.
(b)Authorization; Enforceability. Seller has the requisite power and authority to execute and deliver this Agreement and each of the Transaction Documents to which Seller is a party and to duly and validly perform its obligations hereunder and thereunder. All company and other similar action on the part of Seller necessary for the authorization, execution, delivery, and performance of this Agreement and each of the other Transaction Documents to which Seller is a party and the performance of all obligations of Seller hereunder and thereunder has been duly and validly taken, and no other organizational proceeding or action on the part of Seller is necessary to authorize the execution, delivery of, and performance by Seller under this Agreement or any of the Transaction Documents to which it is a party, or the consummation of the transactions contemplated by the Transaction Documents to which it is a party. This Agreement and the other Transaction Documents each constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer, and other Laws affecting creditors’ rights generally and to general equitable principles. No consent, notice, waiver, approval, order or authorization of, or registration, declaration, filing or notification with any Governmental Body or any third party is required by, or with respect to, Seller in connection with the execution, delivery, and performance by Seller of this Agreement or any of the Transaction Documents to which Seller is a party.
(c)No Conflict. The authorization, execution, delivery, and performance by Seller of any Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will not:
(i)result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice or both, a default under any provision of (A) Seller’s certificate of incorporation, bylaws, national bank charter, or other governing documents; or (B) any Law, or any Order to which Seller is a party or by which it or any of its assets or properties are bound, other than, in the case of clause (B), as would not, individually or in the aggregate, have a material adverse effect on (x) Seller’s ability to consummate the transactions contemplated by this Agreement, or (y) the Purchased Assets taken as a whole; or

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(ii)(A) conflict with, violate, cause the acceleration of any right under, or result in a breach or default under any Transferred Business Contract, (B) terminate any Transferred Business Contract, (C) result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any of the Purchased Assets, or (D) constitute an event which, after notice or lapse of time or both, would result in any such conflict, violation, breach, acceleration, or creation of an Encumbrance (other than any Permitted Encumbrance) upon any of the Purchased Assets, other than, as would not, individually or in the aggregate, have a material adverse effect on (x) Seller’s ability to consummate the transactions contemplated by this Agreement, or (y) the Purchased Assets taken as a whole.
(d)Governmental Authorities; Consents. Assuming the representations and warranties of Buyer in Section 8(d) are true and correct in all respects, neither the execution, delivery, and performance by Seller of this Agreement or any other Transaction Document nor the consummation of any transactions contemplated hereby or thereby requires the Consent of any Governmental Body or any other Person, other than Consents that, if not obtained or made, would not, individually or in the aggregate, (i) have a material adverse effect on Seller’s ability to perform its obligations under this Agreement or any of the other Transaction Documents to which Seller is or will be a party, or (ii) be material to the Business, or the Purchased Assets, taken as a whole.
(e)Compliance with Applicable Laws. In connection with its operation of the Business, Seller (i) has complied with all Laws and (ii) is not in violation of, and has not received any written or, to the Knowledge of Seller, other notices of violation or non-compliance with respect to, any Laws, except (in each of the foregoing subclauses (i) and (ii)) as would not have a material adverse effect on the Business, or the Purchased Assets taken as a whole. No investigation by any Governmental Body with respect to Seller is pending or, to the Knowledge of Seller, threatened in writing, in each case, with respect to any Purchased Assets.
(f)Litigation. There are no Proceedings pending or, to the Knowledge of Seller, currently threatened in writing against Seller (i) relating to any Transferred Business Contracts or any other Purchased Assets, (ii) challenging the validity of this Agreement or the right of Seller to enter into or to consummate the transactions contemplated hereby or by any of the Transaction Documents, or (iii) challenging or seeking to prevent, enjoin, or otherwise delay the transactions contemplated hereby or by any of the Transaction Documents. As of the date hereof, Seller is not subject to any unsatisfied judgement, penalty, award, Order, or any open injunction with respect to any Purchased Assets or any Order that would have a material adverse effect on Seller’s ability to consummate the transactions contemplated hereby or by any of the Transaction Documents.
(g)Brokers’ Fees. No broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage fee, finders’ fee, investment banker’s fee, financial advisor’s fee, or other commission in connection with the transactions contemplated by this Agreement based on arrangements made by Seller.
(h)Intellectual Property.
(i)None of the CM IPR or Brand IPR is registered with any Governmental Body responsible for the registration of Intellectual Property Rights, and Seller has no pending applications for registrations therefor.
(ii)(A) Seller solely owns and has exclusive title to all of the CM IPR, free and clear of all Encumbrances other than Permitted Encumbrances; (B) Seller has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of, and license the CM IPR without payment to any other Person; and (C) no ownership rights or rights to use any CM IPR

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have been assigned or licensed to any third party, other than rights granted in the ordinary course of business to customers or service providers.
(iii)The Application, together with the Configuration Files and Third-Party Software listed in Section 7(h)(iii) of the Disclosure Letter, constitute all material Software necessary to continue to operate the Application in substantially the same manner (including, for clarity, operating on substantially the same information technology infrastructure) that it is operated by Seller in the ordinary course as of the date of this Agreement, including, without limitation all material Decentralized Application and Platform Services, Operations and Controls, and Web and API Interfaces. The Customer Data constitutes all names, addresses, contact information, and billing information of CM Service customers maintained by Seller in the conduct of the Business in substantially the same manner as conducted in the three (3) months before the date of this Agreement. Seller has sufficient permissions to the Customer Data to permit the transfer of Customer Data under this Agreement without violating applicable Law or contractual provisions.
(iv)Seller’s use of the Application does not infringe, misappropriate, dilute, or otherwise violate (and in the two years preceding the Closing has not infringed, misappropriated, diluted, or otherwise violated) the copyright, trade secret rights, or to the Knowledge of Seller, the patent of any Person. No claims are pending or, to the Knowledge of Seller, threatened (and Seller has received no written communication alleging) that Seller’s activities related to the Business, including Seller’s use of the Application and the Brand IPR, violated any Intellectual Property Rights of any Person. Except as expressly provided in this Section 7(h)(iv) and otherwise notwithstanding anything to the contrary in this Agreement, Seller disclaims any representation or warranty that the Application (or any component thereof) or the conduct of the Business does not (or did not) infringe, misappropriate, or otherwise violate any Intellectual Property Rights of any third Person.
(v)To the Knowledge of Seller, Seller has received no written communication from any Person asserting any ownership interest in any CM IPR, Brand IPR, or Seller-Retained Licensed Software or that any other Person has any claim of legal or beneficial ownership with respect to CM IPR. No claims are pending or, to the Knowledge of Seller, threatened against Seller by any Person with respect to the ownership, validity, enforceability, registration, or effectiveness of the CM IPR or Brand IPR. To the Knowledge of Seller, no Person is materially infringing, misappropriating, diluting, or otherwise violating any CM IPR or Brand IPR, and Seller has not made any claim alleging the foregoing against any Person (including any current or former employee, contractor, or consultant of Seller or any of its Affiliates).
(vi)No (A) government funding or (B) facilities of a university, college, or other educational institution, or research center were used in the development of any CM IPR. To the Knowledge of Seller, no current or former employee, consultant, or independent contractor of Seller who was involved in, or who contributed to, the creation or development of any CM IPR has performed services for any government, university, college or other educational institution, or research center while the employee, consultant, or independent contractor was also performing services for Seller.
(vii)All Personnel who contributed to or participated in the conception, creation, or development of any material CM IPR have executed one or more

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written instruments validly assigning their respective rights in CM IPR to Seller (or such rights have vested in Seller by operation of Law).
(viii)Seller has undertaken commercially reasonable measures to protect and maintain the secrecy of the CM IPR comprising Trade Secrets that Seller has chosen to retain as a trade secret under the Laws of the applicable jurisdictions, including the source code for the Software referenced on Appendix A-1. All Personnel with access to any such Trade Secrets are under obligations restricting each such Person’s right to disclose proprietary information of Seller. To the Knowledge of Seller, there has been no unauthorized disclosure of, or access to, any material portion of the source code for the Software referenced on Appendix A-1.
(ix)The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not contravene, conflict with, alter, or impair Seller’s ownership of or rights in CM IPR (other than the assignment thereof expressly contemplated hereby).
(x)Section 7(h)(x) of the Disclosure Letter sets forth a complete and accurate list of all Software that is Publicly Available Software that is currently incorporated in or linked to the Software referenced on Appendix A-1, and for each such Software package (A) identifies the Open Source License applicable thereto; and (B) generally describes the manner in which such Publicly Available Software is used.
(xi)The manner in which any Software licensed under any Open Source License is incorporated into, linked to, called by, or otherwise used, combined, or distributed with the Software referenced on Appendix A-1 does not, according to the terms of the applicable Open Source License, (A) obligate Seller (and would not create any obligations for Buyer) to grant, or purport to grant, to any third Person any licenses to such Software referenced on Appendix A-1 under any Open Source License, (B) obligate Seller (and would not create any obligations for Buyer) to distribute the source code in connection with the distribution of such Software referenced on Appendix A-1 in object code form, (C) limit Seller’s (and would not limit Buyer’s) freedom to seek full compensation in connection with marketing, licensing, and distributing such Software referenced on Appendix A-1, or (D) obligate Seller (and would not create any obligations for Buyer) to allow a customer or require that a customer have the right to decompile, disassemble, or otherwise reverse engineer such Software referenced on Appendix A-1.
(xii)With respect to the entire Application, Seller is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, programmers’ notes, source code annotations, user manuals, and know-how to the extent reasonably necessary for the use, development, enhancement, maintenance, and support of the Application. Seller has not disclosed to any third party or escrowed, or agreed to disclose to any third party or escrow, any source code of the Software referenced on Appendix A-1.
(xiii)The Application does not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “drop dead device,” “worms,” “viruses,” “spyware,” (as such terms are commonly understood in the Software industry) keylogger Software, or other code or devices designed or intended to have any of the following functions: (A) disrupting, disabling, harming, or otherwise impeding in any way the operation of, or permitting unauthorized access to, or to disable, or otherwise harm, any Software, or other information technology assets

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or systems; or (B) damaging or destroying any data or file without the consent of any user or administrator of the Application.
(xiv)To the Knowledge of Seller, there are no material defects, bugs, or errors (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of data) in the Application that would prevent the same from performing materially in accordance with Seller’s obligations under the Transferred Business Contracts when such Software is operated in the same manner and environment as it is operated by Seller as of the date of this Agreement.
(i)Taxes. Seller has (i) filed or caused to be filed on a timely basis all material Tax Returns with respect to Purchased Asset Taxes that are required to be filed and all such Tax Returns are correct and complete in all material respects; and (ii) paid or have caused to be paid all material Purchased Asset Taxes that are due and payable. Seller has withheld, collected or deposited all material Purchased Asset Taxes required to be withheld, collected or deposited. There is no action, suit, proceeding, investigation, audit, or claim now pending with respect to any Purchased Asset Tax and there are no outstanding agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Purchased Asset Taxes. There are no liens for any Tax on the Purchased Assets, except for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings. The representations in this Section 7(i) constitutes Seller’s sole representations with respect to Taxes or Tax matters.
(j)Transferred Business Contracts.
(i)As of the date hereof, (A) each Transferred Business Contract is in full force and effect, (B) each Transferred Business Contract represents the legal, valid, and binding obligation of Seller and, to the Knowledge of Seller, represents the legal, valid, and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer, and other Laws affecting creditors’ rights generally, and to general equitable principles, and (C) Seller has not provided nor received any notice of any intention to terminate, repudiate, or cancel any Transferred Business Contract. Seller is not and to the Knowledge of Seller, any other party thereto is not, in material breach of, or default under, any Transferred Business Contract.
(ii)True, correct, and complete copies of all Transferred Business Contracts, as of the date hereof, have been made available to Buyer in a redacted form. Appendix B contains a correct, current, and complete list of all Contracts to which Seller is a party and in which the primary purpose of the Contract is the provision of the CM Service. Seller does not provide the CM Service, except under the Contracts listed in Appendix B.
(iii)As of the date hereof, no customer that is party to a Transferred Business Contract (each a “Business Customer”) has terminated its relationship with Seller under such Transferred Business Contract, nor has Seller received any notice in writing, that any Business Customer intends to do so. Seller is not involved in any material dispute with any Business Customer relating to the Business. To the Knowledge of Seller, the information included in the Customer Data is correct and complete in all material respects.
(k)No Additional Representations or Warranties. None of Seller and its Representatives and Affiliates (i) has made, and none of such persons is making, any representation or warranty whatsoever to Buyer or its Affiliates, relating to or with respect to the

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Purchased Assets, the Business, Seller, or this Agreement, or the transactions contemplated herein, other than the representations and warranties set forth in this Section 7, or (ii) is relying on any statements made by or on behalf of Buyer or any of its Affiliates, other than the representations and warranties set forth in Section 8. Seller shall not be liable in respect of the accuracy or completeness of any information provided to Buyer or its Affiliates, or its or their directors, officers, employees, stockholders, partners, members, or Representatives (except the specific representations and warranties of Seller set forth in this Section 7 or in the other Transaction Documents).
Section 8.Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:
(a)Organization and Good Standing. Buyer is a corporation, duly organized, validly existing, and in good standing under the Laws of the State of Minnesota.
(b)Authorization; Enforceability. Buyer has the requisite corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which Buyer is a party and to duly and validly perform its obligations hereunder and thereunder. All company and other similar action on the part of Buyer necessary for the authorization, execution, delivery, and performance of this Agreement and each of the other Transaction Documents to which Buyer is a party and the performance of all obligations of Buyer hereunder and thereunder has been duly and validly taken, and no other organizational proceeding or action on the part of Buyer is necessary to authorize the execution, delivery of, and performance by Buyer under this Agreement or any of the Transaction Documents to which it is a party, or the consummation of the transactions contemplated by the Transaction Documents to which it is a party. This Agreement and the other Transaction Documents each constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Buyer, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer, and other Laws affecting creditors’ rights generally and to general equitable principles. No consent, notice, waiver, approval, order or authorization of, or registration, declaration, filing or notification with any Governmental Body or any third party is required by, or with respect to, Buyer in connection with the execution, delivery, and performance by Buyer of this Agreement or any of the Transaction Documents to which Buyer is a party.
(c)No Conflict. The authorization, execution, delivery, and performance by Buyer of any Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice or both, a default under any provision of (i) Buyer’s certificate of incorporation, bylaws, or other governing documents; (ii) any Law, or Order to which Buyer or any of its Affiliates is a party or by which it or they or any of its or their assets or properties are bound; or (iii) any Contract to which Buyer is a party or by which it or any of its assets or properties are bound other than, in the case of clauses (b) and (c), as would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.
(d)Governmental Authorities; Consents. Assuming the representations and warranties of Seller in Section 7(d) are true and correct in all respects, neither the execution, delivery, and performance by Buyer of this Agreement or any other Transaction Document nor the consummation of any transactions contemplated hereby or thereby requires the Consent of any Governmental Body or any other Person, other than Consents that, if not obtained or made, would not, individually, or in the aggregate, have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement or any of the other Transaction Documents to which Buyer is or will be a party.

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(e)Litigation. There are no Proceedings pending or, to the knowledge of Buyer, currently threatened in writing against Buyer (i) challenging the validity of this Agreement or the right of Buyer to enter into or to consummate the transactions contemplated hereby or by any of the Transaction Documents, or (ii) challenging or seeking to prevent, enjoin, or otherwise delay the transactions contemplated hereby or by any of the Transaction Documents. As of the date hereof, Buyer is not subject to any Order that would have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby or by any of the Transaction Documents.
(f)Financial Ability. Buyer has, and will have on the Closing Date and the Deferred Payment Date, sufficient cash, available lines of credit or other sources of immediately available funds to pay in cash the Closing Payment and the Deferred Payment, respectively, in accordance with the terms hereof and all other amounts to be paid by Buyer hereunder to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to satisfy all other costs and expenses incurred by the Buyer in connection herewith or therewith. The funds used to pay the Purchase Price to the Seller are not, to Buyer’s knowledge, derived from illegal activity, including but not limited to money laundering or terrorist financing, bribery or corruption, or noncompliance with applicable Sanctions.
(g)Brokers’ Fees. No broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage fee, finders’, investment banker’s, or financial advisor’s fee, or other commission in connection with the transactions contemplated by this Agreement based on arrangements made by Buyer or any of its Affiliates.
(h)Independent Evaluation. Buyer and its Affiliates are experienced and knowledgeable investors in the industry related to the Business. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied only on (i) its own independent due diligence investigation of the Purchased Assets and Assumed Liabilities, (ii) the representations and warranties made by Seller in this Agreement and the instruments and agreements delivered hereunder, respectively, and (iii) Buyer’s own expertise and the advice of its other professional counsel concerning this transaction, the Purchased Assets, the Assumed Liabilities, and the value thereof.
(i)No Additional Representations or Warranties. None of Buyer and its Representatives and Affiliates (i) has made, and none of such persons is making, any representation or warranty whatsoever to Seller or its Affiliates relating to or with respect to the Buyer or this Agreement or the transactions contemplated herein, other than the representations and warranties set forth in this Section 8, or (ii) is relying on any statements made by or on behalf of Seller or any of its Affiliates, other than the representations set forth in Section 7. Buyer shall not be liable in respect of the accuracy or completeness of any information provided to Seller or its Affiliates, or its or their directors, officers, employees, stockholders, partners, members, or Representatives (except the specific representations and warranties of Buyer set forth in this Section 8 or in the other Transaction Documents).
Section 9.Covenants.
(a)Confidentiality.
(i)Each Party will not, and will direct its Representatives not to disclose, provide access to, transfer, or otherwise make available any Confidential Information of the other Party to a third party, other than as may be reasonably necessary for the exercise of its rights or the performance of its obligations set out in the Transaction Documents, or as otherwise expressly provided in any of the Transaction Documents. Each Party agrees to take reasonable measures to maintain the confidentiality and security of all Confidential Information of the other Party, or to which it or they otherwise have access, using at least the same

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degree of care as such Party uses to protect its own proprietary information of a similar nature and in any event not less than a reasonable standard of care.
(ii)Notwithstanding the restrictions set forth in Section 9(a)(i), each Party may disclose Confidential Information of the other Party to such Party’s and its Affiliates’ Representatives if and to the extent that such Representatives need to know such Confidential Information in order to exercise such Party’s rights or perform such Party’s obligations under the Transaction Documents; provided that such Representatives are subject to confidentiality obligations (which, for clarity, may include duties of confidence of professional advisors) to such Party in respect of such Confidential Information that are no less stringent than the confidentiality obligations set forth in this Section 9(a).
(iii)Notwithstanding anything herein to the contrary, it is understood and agreed that nothing in this Agreement prevents the Seller from making available to its or its Affiliates’ applicable regulatory authorities any Confidential Information that may be in its possession in the course of any applicable supervision and examination process and subject to the confidentiality protections afforded thereto under applicable Law. If a Party or any of its Representatives otherwise determines it is compelled by applicable Law (including being subject to a regulatory request or requirement) to disclose any Confidential Information of the other Party, then, to the extent reasonably practicable and otherwise permitted by applicable Law, such Party will: (A) promptly, and before such disclosure, notify the other Party in writing of such requirement so that the other Party can seek an injunction, protective order, or other remedy, and (B) provide reasonable assistance to the other Party (at the other Party’s expense) in opposing such disclosure or seeking an injunction, protective order, or other limitations on disclosure; provided that nothing herein shall require the cooperating Party to initiate directly any court Proceedings. If the other Party waives its rights under this paragraph or, after providing the notice and assistance to the extent required under this paragraph, a Party determines it or its Representative remains required by applicable Law (including pursuant to a regulatory request or requirement) to disclose any Confidential Information, then such Party or its Representative will disclose only that portion of the Confidential Information that it is (in the opinion of its counsel) legally required to disclose.
(iv)For clarity, the terms of this Section 9(a) are effective from and after the date of this Agreement, including after the Closing Date.
(b)Wrong-Pockets.
(i)If at any time after the Closing, Buyer or any of its Affiliates shall identify, receive, or otherwise possess any asset or liability that should belong to Seller or any Affiliate thereof pursuant to this Agreement (any such asset, a “Later Identified Excluded Asset”, and any such liability, a “Later Identified Excluded Liability”), then Buyer shall promptly notify Seller in writing of such Later Identified Excluded Asset or Later Identified Excluded Liability and transfer, convey, assign, and deliver to Seller, or cause to be transferred, conveyed, assigned, or delivered to Seller, for no additional consideration, such asset or liability to Seller. Such Later Identified Excluded Assets or Later Identified Excluded Liability will be deemed to have been assets or liabilities of Seller for purposes of this Agreement and any applicable Transaction Document, effective as of the date of transfer, conveyance, assignment, and delivery to Seller.
(ii)If at any time after the Closing, Seller shall identify, receive, or otherwise possess any asset or liability that should belong to Buyer pursuant to

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this Agreement (any such asset, a “Later Identified Asset”, and any such liability, a “Later Identified Assumed Liability”), then Seller shall promptly notify Buyer in writing of such Later Identified Asset or Later Identified Assumed Liability and transfer, convey, assign, and deliver to Buyer, or cause to be transferred, conveyed, assigned, or delivered to Buyer, for no additional consideration, such asset or liability to Buyer or its Affiliates, as applicable. Such Later Identified Asset or Later Identified Assumed Liability will be deemed to have been assets or liabilities of Buyer for purposes of this Agreement and any applicable Transaction Document, effective as of the date of transfer, conveyance, assignment, and delivery to Buyer.
(iii)Prior to any such transfer of Later Identified Excluded Assets or Later Identified Assets pursuant to Section 9(b)(i) or Section 9(b)(ii), Seller and Buyer agree that the Person receiving or possessing such assets shall hold such assets in trust for the Person to whom such assets should rightfully belong pursuant to this Agreement. All right, title, and interest in and to such assets shall be conveyed to the rightful owner at the time of transfer, and such assets will be deemed to have been the assets of the rightful owner for purposes of this Agreement and any applicable Transaction Document, effective as of the date of transfer, conveyance, assignment, or delivery.
(iv)If at any time there exist (i) assets that any Party discovers were, contrary to the agreements among the Parties, by mistake or unintentional or other omission, transferred to Buyer or any of its Affiliates or retained by Seller or (ii) liabilities that any Party discovers were, contrary to the agreements among the Parties, by mistake or unintentional or other omission, assumed by Buyer or any of its Affiliates or retained by Seller, then the Parties shall cooperate in good faith to effect the transfer or retransfer of such misallocated assets, and/or the assumption or reassumption of misallocated liabilities, to or by the appropriate Person as promptly as practicable and shall not use the determination that remedial actions need to be taken to alter the original intent of the Parties with respect to the assets to be transferred to or liabilities to be assumed by Buyer or any of its Affiliates or retained by Seller. Each Party shall reimburse the other Party or make other financial adjustments or other adjustments to remedy any mistakes or omissions relating to any of the assets transferred or any of the liabilities assumed or retained pursuant to this Section 9(b).
(c)Public Announcements. Except as otherwise expressly contemplated by this Agreement, and except for the separate or joint press releases to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information as was previously disclosed in press releases or other public disclosures made in accordance with this Section 9(c)), none of Buyer, Seller, and their respective Affiliates shall issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated by this Agreement and the Transaction Documents without the prior written consent of the other Party. Notwithstanding the forgoing, to the extent such disclosure is required by applicable Law, the Party seeking to make such disclosure shall, to the extent permitted by Law, promptly notify the other Party thereof, and the Parties shall use efforts reasonable under the circumstances to cause a mutually agreeable release or announcement to be issued. Any disclosures by Buyer that are required under the U.S. federal securities laws shall be subject to Seller’s review and comments prior to filing, and Buyer shall consider Seller’s reasonable comments in good faith.
(d)Termination of Overhead and Shared Services. Buyer acknowledges and agrees that, except as otherwise expressly provided in the Transition Services Agreement, effective as of the Closing Date all Overhead and Shared Services provided to the Business shall

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cease, and none of Seller or its Affiliates shall have any further obligation to provide any such Overhead and Shared Services to the Business.
(e)Bulk Sales. Buyer hereby waives compliance by Seller with the provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.
(f)Restrictions on Service Offering.
(i)For the period commencing on the Closing Date and ending on the date that is thirty (30) calendar months thereafter (the “Restricted Period”), Seller shall cause the Payments business of the Commercial & Investment Bank business segment of JPMorgan Chase & Co., under the individual (whose name is set forth on Section 9(f)(i) of the Disclosure Letter) who is currently Global Co-Head (the “Payments Business”), not to, directly or indirectly, (A) provide the Restricted Service (as defined below) within the United States of America (the “Restricted Territory”), or (B) solicit customers to purchase or subscribe for the Restricted Service, or otherwise market or sell the Restricted Service, within the Restricted Territory, or (C) advise or otherwise knowingly assist any Person to provide, market or sell the Restricted Service within the Restricted Territory. Notwithstanding the foregoing or anything herein to the contrary, nothing contained in this Section 9(f) shall prevent the Payments Business from making or otherwise receiving or holding an investment in the securities of any entity that engages in the Restricted Service or acquiring or otherwise obtaining Control of any entity that engages in the Restricted Service (and continuing to own or Control such entity while it is engaged in the Restricted Service); provided that (x) the primary purpose of the Payments Business in making, receiving, or holding such investment or acquiring or obtaining such Control shall not be to engage in the business of providing, marketing, or selling the Restricted Service; and (y) the primary business of such entity shall not be providing, marketing, or selling the Restricted Service. For purposes hereof, the term “Restricted Service” shall mean an electronic check conveyance service offered on a two-sided network (whether implemented using a distributed ledger platform or another database architecture), which enables an institutional customer to send messages on the network to instruct a service provider to print and image checks and then deliver such check images via electronic means to institutional lockbox users that have been onboarded onto (and whose lockboxes are linked to) the network. For clarity, nothing in this subsection will restrict Seller from performing its obligations under the Transition Services Agreement.
(ii)Seller acknowledges that (A) their obligations under this Section 9(f) are reasonable in the context of the nature of the transaction contemplated hereby and the competitive injuries that might be sustained by Buyer if Seller were to violate such obligations, (B) the obligations and restrictions set forth under this Section 9(f) are adequately supported by consideration from Buyer payable hereunder, and (iii) the foregoing makes it necessary and reasonable for the protection of the Purchased Assets that Seller not engage in such activities for the Restricted Period and within the Restricted Territory (as applicable) contained herein. Accordingly, Seller acknowledges and agrees that the remedy at Law available to Buyer for breach of Seller’s obligations under this Section 9(f) might be inadequate; therefore, in addition to any other rights or remedies that Buyer may have at Law or in equity, temporary and permanent injunctive relief might be granted in any action which may be brought to enforce any provision contained under this Section 9(f). If it is finally judicially determined that Seller has violated this Section 9(f), then the Restricted Period applicable to each obligation

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that Seller has been determined to have violated will automatically be extended by a period of time equal in length to the period during which such violation or violations occurred.
(g)Further Assurances. Following the Closing, and subject to the terms and conditions of this Agreement, each of Buyer and Seller shall, and Buyer and Seller shall direct their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof, record, and perfect title of Buyer in the Purchased Assets, and give effect to the transactions contemplated by this Agreement.
(h) For a period of sixty (60) days after the Cutover (as defined in the Transition Services Agreement), upon Buyer’s reasonable written request, Seller shall reasonably promptly (but in any event no later than five (5) Business Days after receipt of such written request), provide Buyer with reasonable access to historical transaction data, in the possession of the Seller, from the past sixty (60) days prior to such written request, relating to the Business Customers under the Transferred Business Contracts, to the extent such access is (A) reasonably necessary for Buyer to provide services to, collect payments from, and/or resolve any disputes with such Business Customers; (B) permitted by applicable Law; (C) not in conflict with any of Seller’s contractual obligations or privacy or data use policies; and (D) required under the Transferred Business Contracts. To the extent such data is not in the possession of Seller, Seller shall use commercially reasonable efforts to obtain and provide such data to Buyer. Any such information will be deemed Confidential Information of Seller pursuant to Section 9(a) of this Agreement. For clarity, Seller will have no obligation under this paragraph to decrypt any encrypted information for which the applicable encryption keys are not in Seller’s possession or control.
(i)For a period of twelve (12) months following the Closing, the Payments Business shall not (A) cause any JPMC Business Customer to terminate or resign from (as contemplated by the applicable Transferred Business Contract) the CM Service of Buyer or (B) direct any JPMC Business Customer to reduce the volume of transactions submitted to the CM Service of Buyer; provided that (A) and (B) shall not apply (i) in the event of Buyer’s material breach of any applicable Transferred Business Contract or any superseding agreement(s); (ii) if such termination(s), resignation(s), or reduction(s) are caused by actions undertaken by or at the direction of Buyer or any External Client; or (iii) to actions taken for purposes of Seller’s compliance with applicable Law or bona fide internal risk standards or taken in furtherance of Seller’s bona fide business objectives. For purposes of this paragraph, the term “JPMC Business Customer” shall mean each of the following businesses: (x) the Chase Billpay business of the Consumer & Community Banking business segment, (y) the Lockbox business of the Commercial & Investment Bank business segment, and (z) the Check Disbursement business of the Commercial & Investment Bank business segment (where the term “business segment” means a reportable business segment of JPMorgan Chase & Co.).
(j)Notwithstanding anything to the contrary, if Buyer does not pay, or cause to be paid, the Deferred Payment by the Deferred Payment Date in accordance with Section 2, and thereafter does not pay, or cause to be paid, the Deferred Payment within ten (10) Business Days after receiving written notice of such default, then Seller may, in its sole discretion, terminate its obligations under Section 9(f) and Section 9(i) upon written notice to Buyer.
Section 10.Remedies.
(a)Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy to the extent available at law or equity.

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(b)The Parties agree (subject to the other provisions of this Section 10) that damage might occur in the event that any provision of this Agreement were not performed in accordance with its terms and that, although monetary damages may be available for such a breach, monetary damages would be an inadequate remedy therefor. Accordingly, each of the Parties agrees that, in the event of any breach or threatened breach of any provision of this Agreement by such Party, the other Party shall be entitled to seek an injunction or injunctions, specific performance, and other equitable relief to prevent or restrain breaches or threatened breaches hereof and to specifically enforce the terms and provisions hereof. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, each Party agrees that it shall not allege, and each Party hereby waives the defense, that there is an adequate remedy available at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 11.No Assignability of Assets.
Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Transferred Business Contracts that are part of the Purchased Assets or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the Consent of a third party thereto, would constitute a breach or default thereof or give rise to a right of termination or cancellation thereunder, or in any way materially adversely affect the rights of the Buyer thereunder. If such Consent is not obtained, or if an attempted assignment thereof would be ineffective or would materially adversely affect the rights of the Buyer thereunder, then the Seller and the Buyer will use commercially reasonable efforts to enter into alternative reasonable arrangements (to be effective until such time as Seller has the right to terminate such Transferred Business Contract), to the extent commercially practicable and not in violation of applicable Law or Contract, under which (i) the Buyer will obtain the economic claims, rights, and benefits under any such Transferred Business Contract or claim or right thereunder, and (ii) the Buyer shall assume any related economic burden with respect to such Purchased Assets, including any Taxes, except with respect to any Excluded Liability.
Section 12.Survival; Indemnification.
(a)Survival.  The Parties, intending to modify any applicable statute of limitations, agree that (i) the representations and warranties set forth in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing in full force and effect for twelve (12) months from and after the Closing Date and (ii) each covenant and agreement set forth in this Agreement or in any certificate or instrument delivered pursuant hereto, which covenant by its terms is to be performed or complied with, in whole or in part, following the Closing, shall survive the Closing and remain in full force and effect in accordance with their respective terms until fully performed; in any event at which time such representations, warranties, and covenants shall terminate and no claims shall be made for indemnification under this Section 12; provided that (A) the Fundamental Representations of each Party (other than the Fundamental Representations of Seller set forth in Section 7(h)(ii) shall survive in full force and effect through the date that is ninety (90) days following the expiration of the applicable statute of limitations, (B) the Fundamental Representations of Seller set forth in Section 7(h)(ii) shall survive the Closing in full force and effect for thirty-six (36) months from and after the Closing Date and the representations of Seller set forth in Section 7(h)(iv) shall survive the Closing in full force and effect for twenty-four (24) months from and after the Closing Date. No Party or any of its respective Affiliates shall have any liability with respect to any representation, warranty, covenant, or agreement from and after the time that such representation, warranty, covenant, or agreement set forth in this Agreement ceases to survive hereunder unless a claim is made prior to

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the expiration of such survival period, in which case such claim and associated right to indemnification will not terminate before final determination and satisfaction of such claim.
(b)Indemnification by Seller. From and after the Closing, Buyer and its Affiliates, officers, directors, employees, agents, Representatives, successors, and assigns, and any other persons acting on behalf of any of the foregoing persons (each, a “Buyer Indemnified Party”) shall be paid, reimbursed, and indemnified and held harmless by Seller for and against any Losses to the extent arising out of or resulting from any (i) breach of any Fundamental Representations of Seller; (ii) breach of any other representations and warranties of Seller set forth in Section 7 or in any certificate delivered pursuant hereto; (iii) breach of any covenants of Seller in this Agreement (or any failure of its Affiliates or Representatives, if applicable, to comply with any applicable provisions set forth herein); and (iv) any Excluded Liability; provided that, except in the case of Fraud, (A) the Buyer Indemnified Parties shall not be entitled to an indemnity pursuant to clause (ii) of this Section 12(b) for any Losses unless and until the aggregate amount of all such Losses incurred or suffered by Buyer Indemnified Parties exceeds the Seller Deductible and then only for the amount of such excess, and (B) in no event shall the aggregate indemnification to be paid by Seller (x) pursuant to clause (ii) of this Section 12(b) (other than with respect to the breach of any representations and warranties of Seller set forth in Section 7(h)(iv)) exceed the Seller General Cap, (y) pursuant to clause (ii) of this Section 12(b) solely with respect to the breach of any representations and warranties of Seller set forth in Section 7(h)(iv) exceed the Seller Special Cap, or (z) pursuant to clauses (i), (ii), and (iii) of this Section 12(b) exceed the Purchase Price actually received by Seller.
(c)Indemnification by Buyer. From and after the Closing, Seller and its Affiliates, officers, directors, employees, agents, Representatives, successors, and assigns (and any other persons acting on behalf of any of the foregoing persons) (each, a “Seller Indemnified Party” and each of a Buyer Indemnified Party and a Seller Indemnified Party, an “Indemnified Party”) shall be paid, reimbursed, and indemnified and held harmless by Buyer for and against any Losses to the extent arising out of or resulting from any (i) breach of any Fundamental Representations of Buyer; (ii) breach of any other representations and warranties of Buyer set forth in Section 8 or in any certificate delivered pursuant hereto; (iii) breach of any covenants of Buyer in this Agreement (or any failure of its Affiliates or Representatives to comply with any applicable provisions set forth herein); and (iv) Assumed Liability; provided that, except in the case of Fraud (or, solely with respect to clauses (A) and (B)(y) below, a breach of Section 2 by Buyer), (A) the Seller Indemnified Parties shall not be entitled to an indemnity pursuant to clause (ii) of this Section 12(c) for any Losses unless and until the aggregate amount of all such Losses incurred or suffered by Seller Indemnified Parties exceeds the Buyer Deductible and then only for the amount of such excess, and (B) in no event shall the aggregate indemnification to be paid by Seller pursuant to (x) clause (ii) of this Section 12(c) exceed the Buyer General Cap, and (y) clauses (i), (ii), and (iii) of this Section 12(c) exceed the Purchase Price.
(d)Certain Damages. In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, exemplary, consequential, special or indirect damages, loss of business reputation or opportunity, diminution of value, or any damages calculated using or based on any type of multiple of profits or cash flow or similar valuation methodology; provided that the limitation on such damages in the first sentence of this Section 12(d) shall not apply to claims (A) by third parties against any Indemnified Party in which such damages are awarded to such third party, (B) for any breach of Section 2 by Buyer, for any breach of Section 9(a) or Section 9(c) by either Party, or any breach of Section 9(f) by Seller, or (C) for any infringement, misappropriation, or other violation of Intellectual Property Rights in the Application by either Party or for any breach of Section 5 by either Party.
(e)Materiality. Notwithstanding anything contained in this Agreement to the contrary, solely for the purposes of determining the amount of Losses, each representation, warranty, covenant, and agreement made by Seller will be deemed made without any

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qualifications or limitations as to materiality and, without limiting the foregoing, the word “material” and “material adverse effect” and words of similar import will be deemed deleted from any such representation, warranty, covenant, or agreement.
(f)Indemnification Procedure. Except in the case of Fraud, from and after the Closing, the rights afforded by this Section 12 shall be the sole and exclusive remedy of the Indemnified Parties for breaches of this Agreement, except as otherwise expressly set forth in this Agreement. Promptly after incurring, or becoming aware of the anticipated incurrence of, any Losses by an Indemnified Party, the Indemnified Party shall deliver to the other Party (the “Indemnifying Party”) written notice describing, to the extent known, the basis for the anticipated Losses, including: (i) whether the claim is solely between the Parties hereto for a breach of this Agreement, and (ii) any claims made or threatened to be made by third parties against an Indemnified Party (a “Third Party Claim”). Upon receipt of notice for any Third Party Claim seeking only monetary damages not in excess of the Purchase Price actually received by Seller, if the Indemnifying Party acknowledges in writing its indemnity obligation and assumes and holds such Indemnified Party harmless from and against the full amount of any Loss resulting therefrom, the Indemnifying Party shall have ten (10) Business Days to assume the conduct and control of the settlement of or defense against such Third Party Claim, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party (and the Indemnified Party shall be permitted to participate in such settlement or defense through its own counsel). If the Indemnifying Party does not assume the conduct and control of the settlement of or defense against such Third Party Claim within such ten (10) Business Day period, the Indemnified Party may contest, settle, or compromise the Third Party Claim and shall not thereby waive any right to indemnity therefor pursuant hereto. The settlement of any Third Party Claim must first be approved in writing by the Indemnified Party unless such settlement (x) is entirely indemnifiable by the Indemnifying Party pursuant hereto (and the Indemnifying Party agrees to pay the settlement amount), (y) includes from the Person or Persons asserting such Third Party Claim an unconditional release of all Indemnified Parties from all liability with respect to such Third Party Claim, and (z) does not impose any injunctive relief or other restrictions of any kind or nature on any Indemnified Party.
Section 13.Tax Matters.
(a)With respect to any Straddle Period, the Purchased Asset Taxes attributable to the Pre-Closing Tax Period shall be (i) in the case of Taxes that are levied on sales or imposed on a transactional basis, deemed equal to the amount which could be payable if the taxable period ended on the Closing Date, and (ii) in the case of Taxes imposed on a periodic basis, deemed to be the amount of such Purchased Asset Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Seller shall be entitled to any refunds actually received with respect to any Purchased Asset Tax that arises out of or is related to any Pre-Closing Tax Period. If Buyer or its Affiliates receives a refund of Purchased Asset Taxes to which Seller is entitled pursuant to this Section 13(a), such recipient shall forward to Seller the amount of such refund, net of any reasonable and documented out-of-pocket costs or expenses incurred by such recipient Party in procuring such refund, within fifteen days after such refund is received.
(b)From and after the Closing Date, Buyer shall be responsible for paying any Purchased Asset Taxes that become due and payable after the Closing Date (giving effect to applicable extensions) and shall timely file with the appropriate Governmental Body any and all Tax Returns required to be filed after the Closing Date with respect to such Purchased Asset Taxes. To the extent any such Tax Return relates to Straddle Period, Buyer shall submit such Tax Return to Seller for its review and comment reasonably in advance of the due date therefor and timely file each such Tax Return, incorporating any reasonable comments received from Seller reasonably in advance of the due date therefor. Seller shall pay to Buyer three days prior

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to the due date of such Tax Return the portion of the Purchased Asset Tax liability shown as due on such Tax Return that is attributable to the portion of the Straddle Period that ends on the Closing Date as determined pursuant to Section 13(a).
(c)The Parties hereby waive compliance with the provisions of any so-called “bulk sale law”, “bulk transfer law”, or similar Laws of any jurisdiction (“Bulk Transfer Laws”) in connection with the transfer of the Purchased Assets pursuant to this Agreement, and agree that no Party shall make any filings with respect to Bulk Transfer Laws.
(d)All Transfer Taxes shall be borne by Buyer, whether levied on Buyer (or any of its Affiliates) or Seller; provided, however, that if Seller is primarily responsible under applicable Law for reporting and/or remitting any Transfer Taxes, then, at least five Business Days prior to the due date of such Transfer Taxes, Buyer shall pay the amount of such Transfer Taxes to Seller, and Seller shall remit such Transfer Taxes to the applicable Governmental Body. Buyer shall otherwise be responsible for preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes. The Parties shall cooperate with each other in order to minimize applicable Transfer Taxes in a manner that is mutually agreeable and in compliance with applicable Law, and shall execute such documents, agreements, applications, instruments, or other forms as reasonably required, and shall permit any such Transfer Taxes to be assessed and paid in accordance with applicable Law.
(e)Buyer and Seller shall allocate the Purchase Price actually received by Seller (and any other amounts constituting consideration for U.S. federal income tax purposes) among the Purchased Assets in a manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder (the “Allocation”). Buyer shall prepare and deliver to Seller for Seller’s review and comment a schedule containing the Allocation within ninety days following the preparation of a balance sheet reflecting the Purchased Assets dated as of Closing Date. If Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation within thirty days following Seller’s receipt of Buyer’s draft schedule containing the Allocation, the Parties shall use their commercially reasonable efforts to resolve any disagreements with respect to the draft Allocation within thirty days from the date of receipt by Buyer of any such written notice of Seller. If the Parties are unable to resolve such disagreement within such thirty-day period, determination of the final Allocation shall be made by a firm of reputable international independent public accountants to be jointly and in good faith selected by the Parties (the “Independent Expert”) within sixty days of receipt of written submissions from each of Seller and Buyer regarding its own proposed Allocation. The Independent Expert will make a final, conclusive, and binding determination based on the written submissions supplied by the Parties and pursuant to applicable Law. Each of Seller and Buyer shall be responsible for and pay one-half of any and all fees and expenses of the Independent Expert incurred pursuant to this Section 13(e). The Parties shall, and shall cause their respective Affiliates to, prepare and file all Tax Returns (including IRS Form 8594, Asset Acquisition Statement under Section 1060) in a manner consistent with the Allocation (as finally agreed or determined), unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous or similar provision of any state, local or non-U.S. Law) or as required pursuant to settlement of an audit with a taxing authority; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax examination, audit, claim, or similar proceedings in connection with the Allocation.
(f)Buyer shall not (and shall cause its Affiliates not to), without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), with respect to any Straddle Period, amend any Tax Return, make any voluntary disclosure with a Governmental Body, or initiate, discuss, negotiate or enter into any voluntary disclosure agreement (or any action substantively similar).

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Section 14.Definitions.
(a)“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under Common Control with, such specified Person.
(b)“Application” means the Software and documentation described in Appendix A-1 and Appendix A-2.
(c)“Business” means the development, operation, and maintenance of the Software referenced on Appendix A-1, including (i) through the use of the Software referenced on Appendix A-2 in support thereof, and (ii) the performance of obligations and exercise of rights under the Transferred Business Contracts.
(d)“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York are authorized or obligated by Law or executive order to close.
(e)“Buyer Deductible” has the meaning set forth in Section 12(c) of the Disclosure Letter.
(f)“Buyer General Cap” has the meaning set forth in Section 12(c) of the Disclosure Letter.
(g)“Closing Payment” means an amount in cash equal to Twelve Million Five Hundred Thousand Dollars ($12,500,000.00).
(h)“CM Service” means an electronic check conveyance service on a two-sided network offered by Seller, which enables institutional customers to send messages, via the network, to Seller to instruct Seller to print and image checks and then deliver such check images via electronic means to institutional lockbox users of such network.
(i)“Code” means the United States Internal Revenue Code of 1986, as amended.
(j)“Confidential Information” means any and all information disclosed, accessed, or acquired in connection with the transactions contemplated by this Agreement; provided that for clarity, (a) all Software and related documentation referenced on Appendix A-1 is Confidential Information of Seller until the Closing and will be Confidential Information of Buyer from and after the Closing, and (b) all Seller-Retained Licensed Software is (and after the Closing will remain) Confidential Information of Seller; and provided further that the term “Confidential Information” of a Party does not include information that:
(i)is or becomes publicly available other than through a direct or indirect act or omission of the other Party or its Representatives in violation of this Agreement;
(ii)(other than Software and related documentation referenced on Appendix A-1 after the Closing) is already known to the other Party or its Representative at the time of its disclosure to the other Party or its Representative and is not known by the other Party or its Representative to be the subject of an obligation of confidence of any kind;
(iii)(other than Software and related documentation referenced on Appendix A-1 after the Closing) has been independently developed or obtained by or on behalf of the other Party or its Representative; or

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(iv)(other than Software and related documentation referenced on Appendix A-1 after the Closing) is received by the other Party or its Representative in good faith without an obligation of confidence of any kind from a third party who the other Party or its Representative had no reason to believe was not lawfully in possession of such information free of any obligation of confidence of any kind, but only until the other Party subsequently comes to have reason to believe that such information was subject to an obligation of confidence when originally received.
(k)“Consent” means any approval, consent, ratification, waiver, or other authorization of, notice to or registration, qualification, designation, declaration or filing with, any Person, including, any Governmental Body.
(l)“Contract” means any written or oral contract, indenture, note, bond, lease, guarantee, option, license, instrument, mortgage, obligation, commitment, arrangement, or other agreement that is legally binding, and any amendments or modifications thereto.
(m)“Control” (including the terms “Controlled by” and “under Common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.
(n)“Decentralized Application and Platform Services” means the Software of the Kinexys Platform that performs business logic services, transaction processing and orchestration, and blockchain node interaction.
(o)“Deferred Payment” means an amount in cash equal to Twelve Million Five Hundred Thousand Dollars ($12,500,000.00).
(p)“Deferred Payment Date” means the date that is one hundred eighty (180) days after the Closing Date.
(q)“Disclosure Letter” means the disclosure letter delivered by Seller to Buyer concurrently with the execution of this Agreement.
(r)“Encumbrance” means any lien, mortgage, easement, encroachment, option, right of first offer, license, preemptive right, collateral assignment, charge, pledge, security interest, claim, hypothecation, assessment, deed of trust, or other similar encumbrance or restriction.
(s)“External Client” means any party to a Transferred Business Contract except Buyer or Seller or any of Seller’s Affiliates.
(t)“Fraud” means with respect to any party hereto, any actual and intentional common law fraud with respect to the making of the express representations and warranties set forth in Section 7 and Section 8, as applicable, when made in this Agreement or in any certificate delivered pursuant hereto by such party, and not with respect to any other actual or alleged representation or warranty made orally or in writing (and does not include any equitable fraud claim, promissory fraud claim, or fraud claim based on unfair dealings, constructive knowledge, negligent misrepresentation, recklessness, or any similar theory).
(u)“Fundamental Representations” means (i) with regard to Seller, the representations of Seller set forth in Sections 7(a), (b), (c)(i)(A), (g), (h)(ii); and (ii) with regard to Buyer, the representations of Buyer set forth in Sections 8(a), (b), (c)(i), and (g).
(v)“GAAP” means U.S. generally accepted accounting principles, as consistently applied by Seller and its subsidiaries.

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(w)“Governmental Body” means any federal, state, local, municipal, domestic, foreign, multinational, or other governmental or quasi-governmental authority, including any administrative, executive, judicial, legislative, regulatory, or taxing authority of any nature of any jurisdiction within or without the United States of America (including any governmental agency, branch, department, official, or entity, and any court or other tribunal).
(x)“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to gross or net income, gross or net receipts or profits (including franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding Purchased Asset Taxes and Transfer Taxes).
(y)“Intellectual Property Rights” means any and all intellectual property rights or similar rights arising from or associated with the following, whether protected, created, or arising under the Laws of the United States or any other jurisdiction, including: (i) issued patents and applications therefor, including any continuation, divisional, continuation-in-part or reissue of a patent application or any resulting patent, industrial design registrations and applications, design rights, and inventions (collectively, “Patents”), (ii) common law and statutory rights in trade names, trademarks, service marks, trade dress, and other indicia of source or origin (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights together with the goodwill connected with the use of and symbolized thereby, and all registrations and applications (including intent to use applications) for registration of any of the foregoing and renewals therefor (collectively, “Marks”), (iii) works of authorship (whether or not published), copyrights, designs and mask works, and all registrations (and any similar rights) and applications for registration of copyrights (collectively, “Copyrights”), (iv) Trade Secrets and rights under Contracts providing for the confidential treatment of information by third Persons, and (v) Software.
(z)“IRS” means the Internal Revenue Service.
(aa)“Kinexys Platform” means the blockchain platform on which the CM Service operates.
(ab)“Knowledge of Seller” means the actual knowledge of the individuals set forth on Section KS of the Disclosure Letter after reasonable inquiry of their direct reports.
(ac)“Legal Requirement” or “Law” means any federal, state, local, municipal, foreign, international, multinational, or other statute, law, legislation, constitution, rule, regulation, ordinance, principle of common law, treaty, or other requirement of any Governmental Body, including the rules of any stock exchange.
(ad)“Licensed Lines of Business” means the lines of business of Buyer and its Affiliates described on Appendix C and any businesses that are incidental thereto.
(ae)“Loss” or “Losses” shall mean, without duplication, (i) any and all claims, actions, causes of action, judgments, awards, penalties, liabilities, losses, Taxes, costs, or damages, reasonable fees, commissions, and expenses of attorneys, accountants, fiduciaries, and other professional advisors, whether involving a dispute solely between the Parties hereto or otherwise, (ii) any losses or costs incurred in investigating, defending, or settling any claim, action, or cause of action described in clause (i) of this definition, whether or not the underlying claim, action, or cause of action is actually asserted or is merely alleged or threatened, and (iii) failure by the Buyer to pay the Closing Payment or the Deferred Payment when due and payable in accordance with the terms of this Agreement.
(af)“Non-Recourse Party” means, with respect to a Party, any of such Party’s former, current, and future direct or indirect equity holders, or financing sources, Controlling Persons, directors, managers, officers, employees, incorporator, legal counsel, financial advisors, agents, Representatives, Affiliates, members, general or limited partners, successors or assignees

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(or any former, current or future equity holder, Controlling Person, director, manager, officer, employee, legal counsel, financial advisors, agent, representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing).
(ag)“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any other license that permits Software subject to it to be freely used, modified, and shared or that requires as a condition of use, modification or distribution of the Software that the Software or other Software incorporated into, derived from, or distributed with the Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no or minimal charge. Open Source Licenses include any of the following licenses or distribution models similar to any of the following: GNU General Public License (GPL) or Lesser/Library GPL (LGPL), the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), the MIT License, the Apache License, BSD licenses, any license approved by the Open Source Initiative, and any Creative Commons License.
(ah)“Operations and Controls” means the Software of the Kinexys Platform that performs: logging, monitoring, and alerting services; application and perimeter security monitoring; blockchain node monitoring; incident, change and problem management; database monitoring and orchestration; identity and access management services; capacity management; vulnerability management; client onboarding and customer service; resiliency management; operations governance and reporting; audit and risk assessments; and security operations.
(ai)“Order” means any award, decision, determination, injunction, judgment, order, decree, ruling, subpoena, writ, or verdict entered, issued, made or rendered by any court, administrative agency, or other Governmental Body or by any referee, arbitrator, or mediator.
(aj)“Overhead and Shared Services” means the ancillary or corporate shared services or processes that are provided to or used in both (i) the Business, and (ii) other businesses of Seller and its subsidiaries or Affiliates.
(ak)“Permitted Encumbrances” means (i) Encumbrances for Taxes, impositions, assessments, fees, or other governmental charges levied or assessed or imposed that are not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which appropriate reserves (if any are appropriate under the circumstances) have been established in accordance with GAAP; (ii) Encumbrances arising under this Agreement or any of the Transaction Documents; (iii) Encumbrances created by or through Buyer; (iv) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (v) any other Encumbrances that are not, individually or in the aggregate, material to the Business or that will be released on or prior to the Closing Date.
(al)“Person” means any individual, firm, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, incorporated or unincorporated association, organization, labor union or other entity, or Governmental Body.
(am)“Personnel” means all former and current employees, agents, consultants, and independent contractors of Seller.
(an)“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of a Straddle Period ending on the Closing Date.
(ao)“Publicly Available Software” means any Software that contains, or is in any way derived (in whole or in part) from, any Software that is distributed under an Open Source License.

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(ap)“Purchase Price” means the Closing Payment plus the Deferred Payment.
(aq)“Purchased Asset Taxes” means all ad valorem, real property, personal property, excise, sales, use, and similar Taxes based upon or measured by the acquisition, operation, or ownership of the Purchased Assets; provided that for the avoidance of doubt, the term “Purchased Asset Taxes” shall not include Income Taxes or Transfer Taxes.
(ar)“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, accountants, advisors, financing sources, or other Persons acting on behalf of such Person.
(as)“Retained Rights” shall mean all rights and interests of “Participant”, “Client”, “Sending Participant”, and/or “Receiving Participant” (in each case as such terms may be defined in the Transferred Business Contracts where Seller or one of its Affiliates is identified as the party in such role (the “Affiliate Transferred Business Contracts”)) in the Affiliate Transferred Business Contracts.
(at)“Rulebook” means the Rulebook-Liink by J.P. Morgan, version 3.0, effective as of September 30, 2023.
(au)“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (ii) the European Union and its governmental authorities and relevant member states, (iii) the United Kingdom and its governmental authorities, including His Majesty’s Treasury, (iv) the United Nations Security Council, or (v) other relevant sanctions authority.
(av)“Seller Deductible” has the meaning set forth in Section 12(b) of the Disclosure Letter.
(aw)“Seller General Cap” has the meaning set forth in Section 12(b) of the Disclosure Letter.
(ax)“Seller Special Cap” has the meaning set forth in Section 12(b) of the Disclosure Letter.
(ay)“Seller-Retained Licensed Software” means the Software labelled as such on Appendix A-2.
(az)“Software” means computer software programs and software systems, including databases, compilations, tool sets, compilers, higher level or “proprietary” languages, whether in source code, object code, or human readable form, all descriptions, flow-charts, and other work product used to design, plan, organize, maintain, support, or develop any of the foregoing, the technology supporting, and the contents and audiovisual displays on any websites, and all documentation, including programmers’ notes and source code annotations, user manuals and training materials relating to any of the foregoing, including any translations thereof.
(ba)“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.
(bb)“Tax” or “Taxes” means any federal, state, local, foreign, and other taxes, levies, fees, imposts, duties, assessments, including, without limitation, income, gross receipts, gross margins, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, digital service, payroll, employment, unemployment, and franchise taxes, or any other tax,

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customs duty, and other similar governmental charges in the nature of a tax imposed by any Governmental Body, together with any interest, penalties, additional taxes, and additions to tax imposed with respect thereto.
(bc)“Tax Returns” means any return, report, or information statement with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed with or submitted to, any Governmental Body.
(bd)“Third-Party Software” means Software licensed by Seller from third parties and used in the conduct of the Business as conducted before the date of this Agreement.
(be)“Trade Secrets” means non-public know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, plans, schematics, drawings, formulae, technical data, customer lists, specifications, research and development information, technology and product roadmaps, databases, and other confidential information or trade secrets, in each case protectable under the Laws of an applicable jurisdiction, excluding any Copyrights or Patents that may cover or protect any of the foregoing.
(bf)“Transaction Documents” means this Agreement all other Contracts, instruments, and certificates contemplated hereunder to be delivered by any Party hereto, including the Transition Services Agreement.
(bg)“Transfer Taxes” means all transfer (including bulk transfer), documentary, sales (including bulk sales), use, value-added, stamp, registration, recordation, excise, license, and other similar Taxes and all conveyance fees, recording charges, and other fees and charges (including any penalties and interest with respect thereto) incurred in connection with the transactions contemplated by this Agreement.
(bh)“Transition Services Agreement” means the Transition Services Agreement to be entered into as of the date hereof by and between Buyer and Seller.
(bi)“Treasury Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code.
(bj)“Web and API Interfaces” means the Software of the Kinexys Platform that serves client facing interfaces.
Section 15.Assignment. Neither Party may assign this Agreement, or assign its rights, or delegate its duties or obligations hereunder, without the prior written Consent of the other Party.
Section 16.Third Parties.  Each Party shall be responsible for the failure of any of its Affiliates or Representatives to comply with any provisions herein with which such Party directed such Affiliate or Representative to comply. Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective subsidiaries and Affiliates that no Non-Recourse Party of a Party to this Agreement shall have any liability or obligation relating to this Agreement or any of the transactions contemplated by this Agreement except (i) with respect to the Affiliates of Seller, as expressly provided in this Agreement, or (ii) as otherwise agreed to in writing by such Non-Recourse Party. Each obligation of each Party under this Agreement is a several (and not joint) obligation and no Party shall be liable for any other Party’s breach hereof.
Section 17.Waiver. Any failure of any of the Parties hereto to comply with any of its obligations or agreements or to fulfill any conditions in this Agreement may be waived only by a written waiver from the other Party. No failure by any Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial

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exercise of any right hereunder by such Party preclude any other or future exercise of that right or any other right hereunder by that Party.
Section 18.Notices. All notices, requests, demands, or other communications hereunder shall be in writing and shall be deemed to have been duly given to the Person designated below (i) on the date of delivery if delivered in person; (ii) on the date sent by e-mail if sent prior to 9:00 p.m. New York time on such date, and on the next Business Day if sent after 9:00 p.m. New York time on such date (provided that no “bounce back” or similar message of non-delivery is received with respect thereto); (iii) on the third Business Day following the deposit thereof in the United States mail, provided it is mailed by certified mail, return-receipt requested, and postage prepaid and properly addressed; or (iv) on the second Business Day after being sent by air courier. Any Party may from time to time, by written notice to the other Party, designate a different address, which shall be substituted for the one specified below:
If to Seller:
J.P. Morgan
Kinexys by J.P. Morgan
383 Madison Avenue
New York, NY 10017
Attention: [***]
E-mail: [***]
with a copy (which shall not constitute notice) to:
J.P. Morgan
Legal Department
10 S. Dearborn Street
Chicago, IL 60603
Attn: [***]
Email: [***]
with an additional copy (which shall not constitute notice) to:
White & Case
1221 Avenue of the Americas
New York, NY 10020
Attn: [***]
Email: [***]

If to Buyer, to:
Deluxe Corporation
801 S. Marquette Ave,
Minneapolis, MN 55402
Attn: General Counsel
Email: [***]
with a copy (which shall not constitute notice) to:
Troutman Pepper Locke LLP

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875 Third Avenue New York, New York 10022
Attn: [***]
Email: [***]
Section 19.Entire Agreement. This Agreement (including its Appendices), together with the Disclosure Letter, and the Transition Services Agreement, embody the entire understanding of the Parties and there are no other agreements or understandings, written or oral, in effect between the Parties relating to the subject matter hereof, except as specifically referenced in this Agreement. This Agreement supersedes and terminates all prior discussions, negotiations, understandings, arrangements, and agreements between the Parties relating to the subject matter hereof.
Section 20.Severability. Any provision of this Agreement which is illegal, invalid, or unenforceable shall be ineffective to the extent of such illegality, invalidity, or unenforceability, without affecting in any way the remaining provisions hereof.
Section 21.Amendment. This Agreement may be amended or modified only by a written instrument signed by Buyer and Seller.
Section 22.Governing Law; Submission to Jurisdiction. This Agreement and any disputes arising out of or in any way relating to this Agreement or the transactions contemplated hereby (whether based in contract, tort, or otherwise) shall in all respects be governed by and construed in accordance with the internal Laws of the State of New York applicable to agreements made and to be performed entirely within such state and without regard to its conflicts of laws principles that would lead to the application of any other Law, including with respect to statutes of limitations. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the state or federal courts located in the County of New York in the State of New York. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any Party, and (b) agree not to commence any action relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court described above. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement, any claim (i) that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), or (iii) that (A) the action in any such court is brought in an inconvenient forum, (B) the venue of such action is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 23.Wavier of Jury Trial. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE PARTIES INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY, OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO

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THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 23.
Section 24.Reliance on Counsel and Other Advisors. Each Party has consulted such legal, financial, technical, or other expert as it deems necessary or desirable before entering into this Agreement. Each Party acknowledges that it has read, knows, understands, and agrees with the terms and conditions of this Agreement.
Section 25.Counterparts.  This Agreement may be executed in any number of duplicate counterparts (including by means of .pdf format or DocuSign or any other similarly recognized electronic signature program), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
Section 26.Transaction Costs.  All costs, including fees paid to attorneys, accountants, and financial advisors, related to the transactions contemplated by this Agreement shall be borne solely by the Party incurring such cost.
Section 27.Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (a) when a reference is made in this Agreement to an Article, Section, Schedule, or Appendix such reference is to an Article or Section of, or an Exhibit, Schedule, or Appendix to, this Agreement unless otherwise indicated; (b) the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement; (c) whenever the words “include,” “includes,” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; (d) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; (f) words expressed in the singular shall include the plural and vice versa; (g) all references to currency, monetary values, and dollars set forth herein shall mean United States dollars and all payments hereunder shall be made in United States dollars; (h) references to a Person are also to its successors and permitted assigns; (i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and (j) references to “day” or “days” are to calendar days and whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then that action may be validly taken on or by the next day that is a Business Day. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding, or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

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IN WITNESS WHEREOF, the Parties have duly signed this Agreement as of the day and year first written above.
BUYER:
DELUXE CORPORATION

By: /s/ Barry McCarthy
Name: Barry McCarthy
Title: President and CEO

[Signature Page to Asset Purchase Agreement]

SELLER:
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By: /s/ Umar Farooq
Name: Umar Farooq
Title: Managing Director, Global Co-Head Payments

[Signature Page to Asset Purchase Agreement]